Mail Stop 0510

January 26, 2005

via U.S. mail and facsimile

Mr. Daniel J. Heinrich
Senior Vice President - Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

	RE:	Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the quarter ended September 30, 2004
			File No. 1-7151

Dear Mr. Heinrich:

	We have reviewed your response letter dated December 21, 2004 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Management`s Discussion and Analysis

Share Exchange Agreement

We note your response to our prior comment. On November 22, 2004 you acquired 61,386,509 shares of your common stock from Henkel in exchange for the following: $2,094,626,041 in cash, your interest in a subsidiary containing the SoftScrub cleanser business, the bulk of your worldwide insecticide business, and your interest in a Spanish joint venture. You deemed the value of the 61,386,509 shares of common stock to be $2,839,126,041. The remaining value assigned to the businesses and joint venture listed above is $744,500,000. You will record a gain on the transfer during the quarter ended December 31, 2004 which will be determined by subtracting the historical cost of the exchanged businesses and joint venture, including related transaction costs, from the fair value of the exchanged businesses and joint venture. It remains unclear how you determined this was the appropriate accounting. Please address the following:
* Tell us what consideration you gave to your stock price in determining the fair value of the transaction. You attributed a $46.25 fair value to the acquired shares, rather than using the $56.41 closing price on November 22, 2004. Please help us understand why you did not use the closing price.
* Provide us with the gain calculation and any corresponding supporting schedules.


*    *    *    *

	Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 942-7769 or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief
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Mr. Daniel J. Heinrich
January 26, 2005
Page 1 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE